FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of May 2015

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translation of Immediate Report filed by the Registrant with the Israeli Securities Authority on May 11, 2015 attaching a pro forma report of the Registrant pursuant to Regulation 9A(A1) of the Securities Laws regulations (Periodic and Immediate Reports), 1970 and following the commencement by the Registrant, as of February 12, 2015, to consolidate of the financial statements of Pocared Diagnostics Ltd.  Further details are contained in the Registrant's Form 6-K filed on February 12, 2015.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD.
(Registrant)
By: /s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  May 11, 2015

3

May 11, 2015

Elron Electronic Industries Ltd. (the "Company" or "Elron")

Additional information regarding the Annual Consolidated
Pro-forma Financial Statements for December 31, 2014

The company is pleased to present the consolidated pro-forma financial statements as of December 31, 2014 ("Pro-Forma Financial Statements") and additional information regarding these statements.

The Pro-Forma Financial Statements are based upon the consolidated financial statements of the Company as of December 31, 2014 and retroactive consolidation of the financial data of Pocared Diagnostics Ltd. ("Pocared") for the relevant reporting periods, pertaining to Pocared's operations only and taking into consideration the Pro-Forma assumptions, as detailed in Note 3 to the Pro-Forma Financial Statements.

Pocared is developing a real-time and automated system for infectious diseases diagnosis using optical technology, intended for use by major microbiological laboratories and hospitals, as an alternative to current microbiological practice of bacteria culturing. The system is designed to reduce the average diagnostic time and significantly increase output in comparison with current diagnostic practice. The system's first application is diagnosis of Urinary Tract Infection. Prior to its initial consolidation in February 2015, as detailed below, the investment in Pocared was accounted for under the equity method of accounting.

In February 2015, Elron and other shareholders invested in Pocared an amount of $5,000 thousand in consideration for Preferred G shares and warrants to purchase additional Preferred G shares (Elron's share was approximately $4,450 thousand). Following the completion of this investment, Elron's holding in Pocared's outstanding shares increased to approximately 53.3%, and to approximately 50.1% on a fully diluted basis, and for the first time, Elron was granted the right to appoint a majority of the directors serving on the Board of Directors of Pocared. As a result, beginning February 2015, Pocared became a consolidated company.

The purchase consideration of the business combination as of the date of initial consolidation was estimated at approximately $15,250 thousand and included an approximately $4,450 thousand cash payment as well as an amount of approximately $10,800 thousand representing the fair value of the Company's investment on the date control was obtained. The fair value of non-controlling interests was estimated at the date of initial consolidation at approximately $5,400 thousand. As a result, at the time of the business combination an intangible asset attributed mostly to IPR&D in the amount of $14,400 thousand was recognized. The amortization of this asset will commence when sales from the relevant development will start. The depreciation rate will be determined based on an estimation of the timing sales are expected from this development.

The main impact of the consolidation of Pocared's financial statements on the pro-forma statements of income, is a decrease in line item equity in losses of associates, net mainly on account of an increase in line item research and development expenses, net and general and administrative expenses, as well as an increase in the pro-forma statement of financial position in line item intangible assets, net and non-controlling interests.

Elron's main pro-forma operating results

	For the year ended December 31,
	2014	2013	2012
	($ thousands, except per share data)
	Audited
Net income attributable to Elron's shareholders	84,825	13,606	1,213
Net income (loss) per share attributable to Elron's shareholders	2.85	0.39	(0.01)

The income and loss attributable to Elron's shareholders mainly comprises of: I) Elron's share in the losses of Group Companies, II) gains and losses from exit transactions, revaluation of investments, and changes in holdings, III) corporate operating expenses, IV) tax benefit (taxes on income) :

	Year ended December 31,
	2014	2013	2012
	($ thousands)
Losses in respect of Group Companies:
Elron's share in net losses of Group Companies	(16,206)	(14,800)	(13,741)
Excess cost amortization	(10)	(4,030)	(4,414)
Income (expenses) from impairment of investments in Group Companies and financial assets	(198)	3,522	(1,125)
Total	(16,414)	(15,308)	(19,280)
Gain from exit transactions, changes in holdings, and revaluation of investments	145,528	6,448	24,755
Corporate operating expenses	(5,087)	(5,452)	(3,873)
Tax benefit (taxes on income)	(37,565)	28,696	131
Other	(1,637)	(778)	(520)
Net income attributable to shareholders	84,825	13,606	1,213

Most of Elron's group companies are technology companies which have not yet generated significant revenues, if at all, and which invest considerable resources in research and development and in marketing activities. According to accounting principles, these companies' investments in the development of their products are recorded as they occur in their statement of income as an increase in R&D expenses (insofar as these expenses are not capitalized as intangible assets as is permitted, according to accounting principles, only when technological feasibility has been established). Therefore, as Elron's group companies increase their investments in order to develop their products and advance their business, they cause Elron to record greater losses in respect of its share in their losses.

The pro-forma loss Elron recorded in 2014 in respect of its share in the net losses of group companies (net of non-controlling interest) resulted mainly from the losses of Pocared, RDSeed Ltd. ("RDSeed"), BrainsGate Ltd. ("BrainsGate") and CartiHeal (2009) Ltd. ("CartiHeal").

The pro-forma loss Elron recorded in 2013 in respect of its share in the net losses of group companies (net of non-controlling interest) resulted mainly from the losses of Pocared, BrainsGate, CartiHeal and RDSeed and it was partially offset by Elron's share of the net profit of Given Imaging Ltd. ("Given").

The pro-forma loss Elron recorded in 2012 in respect of its share in the net losses of group companies (net of non-controlling interest) resulted mainly from the losses of Pocared, BrainsGate, NuLens Ltd., Kyma Medical Technologies Ltd. and RDSeed and it was partially offset by Elron's share of the net profit of Given Imaging.

Analysis of the pro-forma consolidated statements of profit and loss:

The pro-forma operating expenses (including research and development, general and administrative and selling and marketing expenses), in the years 2014, 2013 and 2012 amounted to $20,826, $22,239 and $22,033 thousand, respectively, and mainly included research and development expenses, net and general and administrative expenses of Elron's and consolidated companies' corporate operations.

Pocared's operating expenses in the years 2014, 2013 and 2012 amounted to $10,332, $10,572 and $7,069 thousand, respectively. The increase in loss in 2014 and 2013 compared with 2012 was mainly due to the progress in Pocared's diagnostic trial and also from expenses resulting from the process of improving the sample processing procedure of the system Pocared is developing.

It should be noted that pro-forma data, by their nature, are based on estimations (see Note 3 to the Pro-Forma Financial Statements) and therefore the pro-forma data and any additional information given in this report should not be considered to reflect the actual or future results of the group after the completion of the transaction.

Sincerely, Elron Electronic Industries Ltd

ELRON ELECTRONIC INDUSTRIES LTD.

PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

AUDITORS' REPORT

To the Shareholders of

Elron Electronic Industries Ltd.

We have audited the accompanying pro forma consolidated statement of financial position of Elron Electronic Industries Ltd. (the "Company") and its subsidiaries as of December 31, 2014, and the related pro forma consolidated statements of profit or loss and other comprehensive income for each of the three years in the period ended December 31, 2014. These pro forma financial statements are the responsibility of the Company's board of directors and management. Our responsibility is to express an opinion on these pro forma financial statements based on our audit.

We did not audit the financial statements of certain companies accounted for at equity, the investments in which amounted to $ 0.9 million as of December 31, 2014 and the Company’s share of their earnings (losses) amounted to ($ 0.6) million, $ 2.9 million and $ 4.4 million for the years ended December 31, 2014, 2013 and 2012, respectively. These financial statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those companies, is based solely on the reports of the other auditors.

We conducted our audit in accordance with generally accepted auditing standards in Israel, including those prescribed by the Auditor's Regulations (Auditor's Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the pro forma financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the pro forma financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the board of directors and management, as well as evaluating the overall pro forma financial statement presentation. We believe that our audit and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the reports of other auditors, the pro forma financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2014, and the results of their pro forma consolidated operations for each of the three years in the period ended December 31, 2014, in conformity with International Financial Reporting Standards ("IFRS"), with Regulation 9a to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970, and with the policies presented in Note 3 to the pro forma consolidated financial statements.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
May 11, 2015	A Member of Ernst & Young Global

ELRON ELECTRONIC INDUSTRIES LTD.

PRO-FORMA CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	December 31, 2014
	Actual data	Pro-forma adjustments	Pro-forma data
	$ thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	65,963	2,962	68,925
Bank deposits	93,951	-	93,951
Accounts receivable	449	262	711

	160,363	3,224	163,587

NON-CURRENT ASSETS:
Investments in associates	6,300	(1,690)	4,610
Other investments measured at fair value	27,558	-	27,558
Property, plant and equipment, net	79	867	946
Intangible assets, net	3,428	13,240	16,668

	37,365	12,417	49,782

Total assets	197,728	15,641	213,369

The accompanying notes are an integral part of the pro-forma consolidated financial statements.

ELRON ELECTRONIC INDUSTRIES LTD.

PRO-FORMA CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	December 31, 2014
	Actual data	Pro-forma adjustments	Pro-forma data
	$ thousands
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	152	209	361
Other accounts payable	4,799	901	5,700

	4,951	1,110	6,061

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:
Share capital	9,573	-	9,573
Share premium	190,753	-	190,753
Capital reserves	2,066	-	2,066
Accumulated deficit	(46,513)	9,097	(37,416)
	155,879	9,097	164,976

Non-controlling interests	36,898	5,434	42,332

Total equity	192,777	14,531	207,308

Total liabilities and equity	197,728	15,641	213,369

The accompanying notes are an integral part of the pro-forma consolidated financial statements.

May 11, 2015
Date of approval of the financial statements	Ehud Rassabi Director *)	Ari Bronshtein CEO	Yaron Elad CFO

* Authorized by the board of directors to sign these financial statements in lieu of the chairman of the board.

ELRON ELECTRONIC INDUSTRIES LTD.

PRO-FORMA CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

	Year ended December 31,
	2014			2013			2012
	Actual data	Pro-forma adjustments	Pro-forma data	Actual data	Pro-forma adjustments	Pro-forma data	Actual data	Pro-forma adjustments	Pro-forma data
	$ thousands, except per share data
Revenues:
Revenues from sales	374	-	374	97	-	97	-	-	-
Gain from disposal and revaluation of investees and changes in holdings, net	176,095	-	176,095	8,416	-	8,416	39,426	-	39,426
Financial income	887	3	890	684	23	707	1,241	43	1,284

	177,356	3	177,359	9,197	23	9,220	40,667	43	40,710
Expenses:
Cost of sales	124	-	124	59	-	59	-	-	-
Research and development expenses, net	2,113	8,741	10,854	3,929	9,127	13,056	6,869	4,964	11,833
Selling and marketing expenses	1,324	338	1,662	545	239	784	905	253	1,158
General and administrative expenses	7,057	1,253	8,310	7,193	1,206	8,399	7,190	1,852	9,042
Company's shares of losses of associates, net	15,840	(8,853)	6,987	11,868	(5,197)	6,671	8,357	(3,158)	5,199
Financial expenses	3,393	309	3,702	561	126	687	2,052	17	2,069
Other expenses (income), net	793	-	793	(3,487)	-	(3,487)	(282)	-	(282)

	30,644	1,788	32,432	20,668	5,501	26,169	25,091	3,928	29,019

Income (loss) before taxes on income	146,712	(1,785)	144,927	(11,471)	(5,478)	(16,949)	15,576	(3,885)	11,691
Tax benefit (taxes on income)	(45,326)	(54)	(45,380)	28,401	(22)	28,379	262	(33)	229

Net income (loss)	101,386	(1,839)	99,547	16,930	(5,500)	11,430	15,838	(3,918)	11,920

Attributable to:
Equity holders of the Company	85,494	(669)	84,825	17,935	(4,329)	13,606	4,357	(3,144)	1,213
Non-controlling interests	15,892	(1,170)	14,722	(1,005)	(1,171)	(2,176)	11,481	(774)	10,707

	101,386	(1,839)	99,547	16,930	(5,500)	11,430	15,838	(3,918)	11,920
Net earnings (loss) per share attributable to the equity holders of the Company (in U.S. dollars)
Basic and diluted net earnings (loss)	2.87	(0.02)	2.85	0.54	(0.15)	0.39	0.09	(0.1)	(0.01)

The accompanying notes are an integral part of the pro-forma consolidated financial statements.

ELRON ELECTRONIC INDUSTRIES LTD.

PRO-FORMA CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended December 31,
	2014			2013			2012
	Actual data	Pro-forma adjustments	Pro-forma data	Actual data	Pro-forma adjustments	Pro-forma data	Actual data	Pro-forma adjustments	Pro-forma data
	$ thousands

Net income (loss)	101,386	(1,839)	99,574	16,930	(5,500)	11,430	15,838	(3,918)	11,920

Other comprehensive income (loss) (net of tax effect):

Amounts that will not be reclassified subsequently to profit or loss:
Loss from changes in fair value of financial assets measured at fair value through other comprehensive income, net	(421)	-	(421)	(2,111)	-	(2,111)	(1,313)	-	(1,313)
Group's share of other comprehensive income (loss), net of companies accounted for at equity	-	-	-	(16)	-	(16)	164	-	164

Total loss that will not be reclassified subsequently to profit or loss	(421)	-	(421)	(2,127)	-	(2,127)	(1,149)	-	(1,149)

Amounts that will be reclassified or that are reclassified to profit or loss when specific conditions are met:
Adjustments arising from translating financial statements of foreign operations	-	-	-	-	-	-	(54)	-	(54)
Disposal of foreign operations classified to the statement of profit or loss	-	-	-	-	-	-	80	-	80

Total income that will be reclassified to profit or loss when specific conditions are met	-	-	-	-	-	-	26	-	26

Total other comprehensive loss	(421)	-	(421)	(2,127)	-	(2,127)	(1,123)	-	(1,123)

Total comprehensive income (loss)	100,965	(1,839)	99,126	14,803	(5,500)	9,303	14,715	(3,918)	10,797

Attributable to:
Company's shareholders	85,073	(669)	84,404	15,810	(4,329)	11,481	3,214	(3,144)	70
Non-controlling interests	15,892	(1,170)	14,722	(1,007)	(1,171)	(2,178)	11,501	(774)	10,727

	100,965	(1,839)	99,126	14,803	(5,500)	9,303	14,715	(3,918)	10,797

The accompanying notes are an integral part of the pro-forma consolidated financial statements.

ELRON ELECTRONIC INDUSTRIES LTD.

NOTES TO PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-          GENERAL

Pocared Diagnostics Ltd. ("Pocared"), an Israeli company, is developing a real-time and automated system for infectious diseases diagnosis using optical technology. As of December 31, 2014 Elron held approximately 50% of Pocared's outstanding shares and Pocared was accounted for under the equity method of accounting.

As mentioned in Note 3.B.4.b) to the annual consolidated financial statements of Elron Electronic Industries Ltd. ("Elron" or "the Company") as of December 31, 2014, in February 2015, Elron and other shareholders invested in Pocared an amount of $5,000 thousand in consideration for Preferred G shares and warrants to purchase additional Preferred G shares (Elron's share is approximately $4,450 thousand).

Following the completion of this investment, Elron's holding in Pocared's outstanding shares increased to approximately 53.3%, and to approximately 50.1% on a fully diluted basis. Following this investment, and for the first time, Elron was granted the right to appoint a majority of the directors serving on the Board of Directors of Pocared. As a result, beginning February 2015, Pocared became a consolidated company.

Obtaining control over Pocared is a pro-forma event, as defined in the Israel Securities Regulations (Periodic and Immediate Reports), 1970 ("the Regulations").

The pro-forma consolidated financial statements of Elron as of December 31, 2014 ("the Pro-forma Statements") reflect the impact of the pro-forma event on the Company's consolidated financial position and results of operations under the assumption that Pocared's financial statements were consolidated in Elron's financial statements in periods prior to the business combination, in accordions with Note 2 and 3 below.

As a result of the initial consolidation of Pocared in the Pro-forma Statements, Elron recorded a pro-forma gain (that was recognized as a part of the retained earnings balance as of December 31, 2014, and not as a part of the pro-forma statements of income) in the amount of approximately $9,100 thousand with respect to the re-measurement of the fair value of Elron's shareholdings in Pocared prior to the consolidation (i.e. fair value, less the carrying amount of the investment in Pocared). The impact on the assets and liabilities in the Company's pro-forma consolidated statement of financial position as of December 31, 2014 was as follows:

Values recognized upon initial consolidation
$ thousands

Cash and cash equivalents	7,414
Other accounts receivable	264
Property, plant and equipment, net	867
Intangible assets, net	13,240
Trade payables	(209)
Other accounts payable	(903)
Non-controlling interests	(5,434)

Purchase consideration	15,239

ELRON ELECTRONIC INDUSTRIES LTD.

NOTES TO PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-          SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies adopted in the preparation of the Pro-forma Statements are consistent with those followed in the preparation of the Company's consolidated financial statements.

NOTE 3:-          THE PRO-FORMA ASSUMPTIONS

The following bears on the Pro-forma Statements:

1.	The Pro-forma Statements are meant to reflect the consolidated financial statements of the Company together with the financial statements of Pocared.

2.
According to the provisions of the Regulations, the pro-forma statement of financial position was presented based on the assumption that the pro-forma event occurred on December 31, 2014. The pro-forma consolidated statements of income and the pro-forma consolidated statements of comprehensive income are presented based on the assumption that the transaction took place on January 1, 2012.

3.
Excess costs attributed to IPR&D created from obtaining control over Pocared, are not amortized in the pro-forma statement of income. The amortization will commence when sales from the relevant development will start. The depreciation rate will be determined based on an estimation of the timing sales are expected from this development.

4.
The gain from the fair value re-measurement of Elron's holdings in Pocared prior to the initial consolidation, which was recorded in the Consolidated Financial Statements as a gain in the statement of income, was recorded in the pro-forma consolidated statement of financial position as of December 31, as part of the retained earnings balance.

5.	The transaction was financed with the Company's cash resources.